January 2012
Preliminary Terms No. 42 Registration Statement No. 333-178081 Dated January 6, 2012 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Contingent Coupon Range Accrual Notes Based on the Performance of Gold due January 21, 2020
Unlike ordinary debt securities, the notes do not provide for the regular payment of interest. The notes will pay a contingent monthly coupon based on the number of trading days in the relevant interest determination period on which the price of gold is greater than or equal to the commodity reference level of 80% of the price of gold on the pricing date. The notes provide investors with the opportunity to earn interest at an above-market rate in exchange for the risk of receiving no interest with respect to any trading day on which the price of gold closes below the commodity reference level. Investors will receive little or no contingent monthly coupon if the commodity price of gold remains below the commodity reference level for extended periods of time or even throughout the 8-year term of the notes. The contingent monthly coupons on these notes and the market value of these notes are based on the price of gold, and the price of a single commodity tends to be more volatile than, and may not correlate with, the prices of commodities generally, and may change unpredictably and affect the amount of the contingent monthly coupons and the value of the notes in unforeseen ways. The notes are senior unsecured obligations of Morgan Stanley, and all payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Underlying commodity:	Gold
Aggregate principal amount:	$
Issue price:	$1,000 per note (see “Commissions and issue price” below)
Stated principal amount:	$1,000 per note
Pricing date:	January 13, 2012
Original issue date:	January 20, 2012 (4 business days after the pricing date)
Maturity date:	January 21, 2020
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Contingent monthly coupon:
For each interest determination period, a contingent coupon at an annual rate of 8.00% (corresponding to approximately $6.67 per month) times N/ACT, where:
•  “N” = the total number of trading days in the applicable interest determination period on which the commodity price is greater than or equal to the commodity reference level (each such day, an “accrual day”); and
•  “ACT” = the total number of trading days in the applicable interest determination period.
If on any trading day the commodity price is below the commodity reference level, no interest will accrue for that day. It is possible that you will receive no contingent coupon on the notes for extended periods of time or even throughout the 8-year term of the notes if the commodity price  were to remain below the commodity reference level.

Interest determination period:
The monthly period from and including the previous interest determination date (or the pricing date in the case of the first interest determination period) to but excluding the next succeeding interest determination date.

Interest determination dates:	The 13th of each month, beginning February 13, 2012; provided that if any such day is not a business day, that interest determination date will instead be the next succeeding business day.
Interest payment dates:
The 21st of each month, beginning February 21, 2012; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest payment period:	Monthly
Commodity price:
For any trading day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such day.

Initial commodity price:	The commodity price on the pricing date, subject to adjustment for non-trading days and certain market disruption events.
Commodity reference level:	, which is 80% of the initial commodity price
Calculation agent:	Morgan Stanley Capital Group Inc. (“MSCG”)
Trustee:	The Bank of New York Mellon
Early redemption:	Not applicable
Specified currency:	U.S. dollars
Book-entry or certificated note:	Book-entry
Business day:	New York
Day-count convention:	The contingent monthly coupon is calculated from the annual rate on a 30/360 basis.
Record date:
The record date for each interest payment date shall be the date one business day prior to such scheduled interest payment date; provided, however, that any interest payable at maturity shall be paid to whom the payment at maturity is due.

CUSIP/ISIN:	617482L77 / US617482L777
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Commissions and issue price:	Price to public(1)	Agent’s commissions(2)	Proceeds to issuer
Per Note	$1,000	$	$
Total	$	$	$
(1)	The price to public for investors purchasing the notes in fee-based advisory accounts will be $980 per note.
(2)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $    for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $    per note. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated November 21, 2011          Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Contingent Coupon Range Accrual Notes Based on the Performance of Gold due January 21, 2020

The Notes

The notes offered are debt securities of Morgan Stanley. The notes pay the interest rate equivalent to 8.00% per annum that accrues on each trading day that the price of gold is greater than or equal to the commodity reference level of 80% of the price of gold on the pricing date. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  The contingent monthly coupons on these notes and the market value of these notes are based on the price of gold, and the price of a single commodity tends to be more volatile than, and may not correlate with, the prices of commodities generally, and may change unpredictably and affect the amount of the contingent monthly coupons and the value of the notes in unforeseen ways. All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount and issue price of each note is $1,000. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. This cost of hedging could be significant due to the term of the notes and the tailored exposure provided by the notes. The secondary market price, if any, at which MS & Co. is willing to purchase the notes is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price. In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction. See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Additional Provisions

“Commodity price” means, for any trading day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such day; provided that if a market disruption event with respect to the underlying commodity occurs on any trading day, the commodity price for such trading day will be the commodity price on the next trading day on which no market disruption event has occurred. The occurrence of a market disruption event will affect the calculation of the number of trading days in the applicable interest determination period.

Reuters and various other third party sources may report the price of the underlying commodity. If any such reported price differs from that as calculated by the London Gold Market and published by the LBMA or its successor, the price published by LBMA or its successor will prevail.

“Trading day” means a day, as determined by the calculation agent, that is a day on which the relevant exchange for the underlying commodity is open for trading during its regular trading session, notwithstanding any such relevant exchange closing prior to its scheduled closing time.

“Relevant exchange” means the LBMA, or, if the LBMA is no longer the principal exchange or trading market for the underlying commodity, such exchange or principal trading market for the underlying commodity that serves as the source of prices for the underlying commodity and any principal exchanges where options or futures contracts on the underlying commodity are traded.

“Calculation agent” means MSCG and its successors. All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and shall, in the absence of manifest error, be conclusive for all purposes and binding on the holder of this note, the trustee and the issuer. All calculations with respect to the payment at maturity shall be made by the calculation agent and shall be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per stated principal amount shall be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of this note shall be rounded to the nearest cent, with one-half cent rounded upward.

For more information regarding market disruption events with respect to the underlying commodity and alternate exchange calculation in the case of an event of default, see “Annex A—Additional Provisions—Market Disruption Event” and “––Alternate Exchange Calculation in the Case of an Event of Default” in these preliminary terms.

January 2012	Page 2

Contingent Coupon Range Accrual Notes Based on the Performance of Gold due January 21, 2020

Hypothetical Examples

The table below presents examples of hypothetical contingent monthly coupons to be paid on any interest payment date, based on the total number (“N”) of trading days in a monthly interest determination period on which the commodity price is greater than or equal to the commodity reference level. For illustrative purposes, the table assumes that the interest payment period contains 30 calendar days and that the interest determination period contains 21 trading days.

The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual contingent monthly coupons will depend on the actual number of trading days in such interest determination period and the actual commodity price on each trading day in such interest determination period. The numbers appearing in the table below have been rounded for ease of analysis.

N	Hypothetical Contingent Monthly Coupon
0	$0.000 per note
5	$1.587 per note
10	$3.175 per note
15	$4.762 per note
21	$6.667 per note

If the commodity price is less than the commodity reference level on any trading day, you will not receive any interest for that trading day, and if the commodity price remains below the commodity reference level on each trading day in any interest determination period, you will receive no interest for that interest determination period. See “Risk Factors—Yield Risk” on page 6.

January 2012	Page 3

Contingent Coupon Range Accrual Notes Based on the Performance of Gold due January 21, 2020

Historical Information

The following table sets forth the published high and low commodity prices, as well as end-of-quarter commodity prices for each quarter in the period from January 1, 2007 through January 5, 2012. The commodity price on January 5, 2012 was $1,599.00. We obtained the information in the table from Bloomberg Financial Markets, without independent verification. The historical performance of the underlying commodity should not be taken as an indication of its future performance.

Gold (in U.S. dollars per troy ounce)	High ($)	Low ($)	Period End ($)
2007
First Quarter	685.75	608.40	661.75
Second Quarter	691.40	642.10	650.50
Third Quarter	743.00	648.75	743.00
Fourth Quarter	841.10	725.50	833.75
2008
First Quarter	1,011.25	833.75	933.50
Second Quarter	946.00	853.00	930.25
Third Quarter	986.00	740.75	884.50
Fourth Quarter	903.50	712.50	869.75
2009
First Quarter	989.00	810.00	916.50
Second Quarter	981.75	870.25	934.50
Third Quarter	1,018.50	908.50	995.75
Fourth Quarter	1,212.50	1,003.50	1,087.50
2010
First Quarter	1,153.00	1,058.00	1,115.50
Second Quarter	1,261.00	1,123.50	1,244.00
Third Quarter	1,307.50	1,157.00	1,307.00
Fourth Quarter	1,421.00	1,313.50	1,405.50
2011
First Quarter	1,447.00	1,319.00	1,439.00
Second Quarter	1,552.50	1,418.00	1,505.50
Third Quarter	1,895.00	1,483.00	1,620.00
Fourth Quarter	1,795.00	1,531.00	1,531.00
2012
First Quarter (through January 5, 2012)	1,613.00	1,531.00	1,599.00

January 2012	Page 4

Contingent Coupon Range Accrual Notes Based on the Performance of Gold due January 21, 2020

Daily Afternoon Fixing Prices of Gold January 1, 2007 to January 5, 2012

*The bold line in the graph above represents the hypothetical reference level of 1,280, which is approximately 80% of the commodity price on 1/5/2012.
The actual commodity reference level will be set at 80% of the initial commodity price.

Historical period
Total number of days in the historical period	1,832
Number of days that the commodity price was greater than or equal to 1,280	472
Number of days that the commodity price was less than 1,280	1,360

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Contingent Coupon Range Accrual Notes Based on the Performance of Gold due January 21, 2020

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations of the commodity price and other events that are difficult to predict and are beyond the issuer’s control. This section describes the most significant risks relating to the notes. For an additional discussion of risk factors, please see the accompanying prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Yield Risk

▪
The notes do not provide for regular interest payments.  The terms of the notes differ from those of ordinary debt securities in that they do not provide for the regular payment of interest. The notes will pay the interest rate of 8.00% per annum but only for each trading day that the commodity price of gold is at or above the commodity reference level. No interest will accrue for any trading day that the commodity price is below the commodity reference level. It is possible that the commodity price will remain below the commodity reference level for extended periods of time or even for the entire 8-year term of the notes so that you will receive no contingent monthly coupons. If you do not earn sufficient contingent coupons over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.

▪
The historical performance of gold is not an indication of future performance. Historical performance of gold should not be taken as an indication of its future performance during the term of the notes. Decreases in the commodity price of gold may adversely affect the trading price of the notes. It is possible that the commodity price will decline below the commodity reference level and remain below that level for extended periods or even for the entire 8-year term of the notes.

Issuer Risk

▪
The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore you are subject to the credit risk of Morgan Stanley. The notes are not guaranteed by any other entity. If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

Commodity Risk

▪
Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally. The payment at maturity is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index. The price of gold may not correlate to, and may diverge significantly from, the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of gold may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen. See “Historical Information” on page 4 above.

▪
The price of gold may change unpredictably and affect the value of the notes in unforeseen ways. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as, among other things, the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official governmental sector, including central banks and other governmental agencies and multilateral institutions that hold gold, sales of gold recycled from jewelry, levels of gold production and production costs and short-term changes in supply and demand due to trading activities in the gold market. The price of gold may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen. See “Historical Information” on page 4 above.

January 2012	Page 6

Contingent Coupon Range Accrual Notes Based on the Performance of Gold due January 21, 2020

▪
There are risks relating to trading of commodities on the London Bullion Market Association. Gold is traded on the London Bullion Market Association, which we refer to as the LBMA. The price of gold will be determined by reference to the fixing price reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Market Risk

▪
The market price of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying commodity at any time; the volatility (frequency and magnitude of changes in price) of the underlying commodity; the price and volatility of the futures contracts on the underlying commodity; trends of supply and demand for the underlying commodity, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity; interest and yield rates in the market; the time remaining until the notes mature; geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the price of the underlying commodity or commodities markets generally; and any actual or anticipated changes in our credit ratings or credit spreads. In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, you may receive less, and possibly significantly less, than the stated principal amount per note if you sell your notes prior to maturity.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the costs of hedging our obligations under the notes that are included in the original issue price. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. Due to the term of the notes and the tailored exposure provided by the notes, the cost of entering into and unwinding the hedging transactions is expected to be significant. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Conflicts of Interest

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally and the underlying commodity. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may adversely affect

January 2012	Page 7

Contingent Coupon Range Accrual Notes Based on the Performance of Gold due January 21, 2020

▪
the market value of the notes. In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  Any of these determinations made by the calculation agent may adversely affect the payout to investors. Determinations made by the calculation agent, including with respect to the commodity price, the occurrence or non-occurrence of market disruption events or calculation of the commodity price in the event of a market disruption event, may adversely affect the payout to on the notes. See “Annex A—Additional Provisions—Market Disruption Event.”

Other Risk Factors

▪
Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity. Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity. By purchasing the notes, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity. Further, by purchasing the notes, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on the underlying commodity.

▪
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes. One or more of our subsidiaries expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the underlying commodity), including trading in swaps or futures contracts on the underlying commodity. Some of our subsidiaries also trade the underlying commodity and other financial instruments related to the underlying commodity on a regular basis as part of their general commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities during the term of the notes could potentially decrease the commodity price, thus increasing the risk that interest will not accrue on each day.

January 2012	Page 8

Contingent Coupon Range Accrual Notes Based on the Performance of Gold due January 21, 2020

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on January 20, 2012, which will be the fourth scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $         for each note they sell; provided that dealers will receive a sales commission of $    per note in connection with sales of notes to investors purchasing the notes in fee-based advisory accounts.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Tax Considerations

The notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes. The discussion below assumes this treatment of the notes is respected.

Tax Consequences to U.S. Holders

Please read the discussions in the sections called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Floating Rate Notes,” “United States Federal Taxation—Tax Consequences to U.S. Holders—Backup Withholding and Information Reporting” and “United States Federal Taxation—Tax Consequences to U.S. Holders—Disclosure Requirements” of the accompanying prospectus supplement. The sections in the accompanying prospectus supplement referred to above are hereafter referred to as the “Tax Disclosure Sections.”

In summary, stated interest paid on the notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes. Upon the sale, exchange or retirement of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than the amount attributable to accrued interest) and the holder’s adjusted tax basis in the note. Such gain or loss will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the note has been held for more than one year, and short-term capital gain or loss otherwise.

Tax Consequences to Non-U.S. Holders

Under current law, non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax with respect to interest paid and amounts received on the sale, exchange or retirement of the notes, provided they fulfill certain certification requirements.

If you are a non-U.S. Holder, please read the discussion under “United States Federal Taxation—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of an investment in the notes. Non-U.S. Holders should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. Holders for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States. Such non-U.S. Holders should consult their tax advisers regarding the potential tax consequences of an investment in the notes.

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Contingent Coupon Range Accrual Notes Based on the Performance of Gold due January 21, 2020

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

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Contingent Coupon Range Accrual Notes Based on the Performance of Gold due January 21, 2020

Annex A—Additional Provisions

Market Disruption Event

“Market disruption event” means, with respect to the underlying commodity, any of a price source disruption, trading disruption, disappearance of commodity reference price, tax disruption, in each case, as determined by the calculation agent.

“Price source disruption” means the temporary or permanent failure of the relevant exchange to announce or publish the commodity price.

“Trading disruption” means the material suspension of, or material limitation imposed on, trading in the underlying commodity or futures contracts related to the underlying commodity on the relevant exchange for the underlying commodity.

“Disappearance of commodity reference price” means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in the underlying commodity or futures contracts related to the underlying commodity on the relevant exchange or (ii) the disappearance of, or of trading in, the underlying commodity.

“Tax disruption” means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, the underlying commodity (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the pricing date, if the direct effect of such imposition, change or removal is to raise or lower the price of the underlying commodity on any day that would otherwise be the determination date from what it would have been without that imposition, change or removal.

Alternate Exchange Calculation in the Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes (the “acceleration amount”) shall be determined by the calculation agent and shall be an amount in cash equal to $1,000 plus any accrued but unpaid portion of the contingent monthly coupon, calculated on a 30/360 basis. The contingent monthly coupon, if any, for any interest determination period shall be determined as if the date of such acceleration were the last date of such interest determination period.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the acceleration amount and the aggregate cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

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